UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38247

(Check one):	⌧ Form 10-K	◻ Form 20-F	◻ Form 11-K	◻ Form 10-Q	◻ Form 10-D
	◻ Form N-SAR	◻ Form N-CSR

	For Period Ended:	June 30, 2023
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Qs
◻ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aytu BioPharma, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

7900 E. Union Avenue, Suite 920
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80237
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aytu BioPharma, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “2023 Form 10-K”) by the prescribed due date because it requires additional time to compile the necessary information to finalize its financial statements and disclosures to be included in such Annual Report on Form 10-K.

The Company is working diligently to complete and file the 2023 Form 10-K as soon as practicable and anticipates that it will file the 2023 Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

The Company’s results of operations for the period ended June 30, 2023 were described in its press release dated September 27, 2023. In connection with the preparation of the Company’s financial statements for the period ended June 30, 2023, it concluded that it had a material weakness in internal control over financial reporting related to its analysis for the accounting for valuation of its inventory. At year end, it was determined that the analysis of over/under absorbed manufacturing costs was not performed, which could have led to material misstatement of the financial statements.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark K. Oki, Chief Financial Officer	303	996-2639
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			⌧ Yes ◻ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			◻ Yes ⌧ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aytu BioPharma, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2023	By	/s/ Mark K. Oki
			Name:	Mark K. Oki
			Title:	Chief Financial Officer